UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2020

SB ONE BANCORP

(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation or organization)	001-12569 (Commission File Number)	22-3475473 (I.R.S. Employer Identification No.)

95 Route 17

Paramus, New Jersey 07652
(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (844) 256-7328

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, no par value	SBBX	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On March 11, 2020, SB One Bancorp (“SB One”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Provident Financial Services, Inc. (“Provident”). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, SB One will merge with and into Provident, with Provident as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding share of SB One common stock, no par value per share (“SB One Common Stock”), will be converted into the right to receive 1.357 shares (the “Exchange Ratio”) of Provident common stock (“Provident Common Stock”), par value $0.01 per share (the “Merger Consideration”).

At the Effective Time, each outstanding option granted by SB One to purchase shares of SB One Common Stock under the SB One stock incentive plans (the “SB One Options”), whether vested or unvested, will be cancelled and converted automatically into the right to receive an amount of cash equal to the product of (i) the excess of (A) the product of (x) the Exchange Ratio and (y) the Provident Closing Price (as defined below), over (B) the exercise price of such SB One Option, and (ii) the number of shares of SB One Common Stock subject to said SB One Option (whether vested or unvested). The Provident Closing Price means the average of the closing sales price of a share of Provident Common Stock, as reported on the New York Stock Exchange (“NYSE”) for the ten consecutive trading days ending on the fifth trading day preceding the closing date.

Furthermore, at the Effective Time, each share of SB One restricted stock, whether vested or unvested, will be cancelled and converted automatically into the right to receive the Merger Consideration.

Following the Merger, SB One Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of SB One, will merge with and into Provident Bank, a New Jersey-chartered savings bank and a wholly owned subsidiary of Provident, with Provident Bank as the surviving bank.

At the Effective Time, Provident will appoint Anthony Labozzetta and two other persons from the SB One Board of Directors to be selected by Provident in consultation with SB One (and who will be subject to Provident’s customary screening and additional qualification requirements) to the Board of Directors of Provident and Provident Bank, with one former SB One director being appointed to each of the three terms of directors comprising the Provident and Provident Bank Boards of Directors.

The Merger Agreement contains customary representations and warranties from each of SB One and Provident, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of SB One’s and Provident’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time and, in the case of SB One, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, its obligation, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and the Merger, and its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including, among others, (1) the approval of the Merger by the holders of SB One Common Stock, (2) authorization for listing on the NYSE of the shares of Provident Common Stock to be issued in the Merger, (3) the effectiveness of the registration statement on Form S-4 for the Provident Common Stock to be issued in the Merger, (4) the absence of any order, decree or injunction preventing the completion of the Merger and (5) the receipt or waiver of required regulatory approvals. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both SB One and Provident and further provides that a termination fee of $9.0 million will be payable by SB One to Provident upon termination of the Merger Agreement under certain circumstances.

The Merger Agreement was unanimously approved by the boards of both SB One and Provident.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between SB One and Provident instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding SB One or Provident, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding SB One, Provident, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of SB One and a prospectus of Provident, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of SB One and Provident make with the Securities and Exchange Commission (the “SEC”).

Voting Agreement

In connection with the Merger Agreement, in their capacity as shareholders of SB One, SB One’s directors and certain executive officers entered into Voting Agreements with Provident (the “Voting Agreements”). The SB One directors and executive officers that are party to the Voting Agreements beneficially own, in the aggregate, approximately 14.93% of the outstanding shares of SB One Common Stock. The Voting Agreements require, among other things, that the SB One shareholder that is party thereto vote his or her shares of SB One Common Stock in favor of the Merger and the other transactions contemplated by the Merger Agreement and against alternative transactions and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of his or her shares of SB One Common Stock, subject to certain exceptions.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached to this Current Report as Exhibit 10.1, and incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 11, 2020, SB One, SB One Bank, Provident and Provident Bank entered into a Settlement Agreement with Mr. Labozzetta. The Settlement Agreement will become effective and terminate Mr. Labozzetta’s employment agreement with SB One and SB One Bank dated January 20, 2010 (the “SB One Employment Agreement”) immediately upon the consummation of the Merger. In the event that the Merger Agreement is terminated for any reason, the Merger does not occur or Mr. Labozzetta fails to become an employee of Provident and Provident Bank as of the consummation of the Merger, the Settlement Agreement will automatically terminate and become null and void.

The Settlement Agreement terminates Mr. Labozzetta’s SB One Employment Agreement (including his right thereunder to receive a gross-up payment with respect to any excise tax imposed under Section 4999 of the Internal Revenue Code) in consideration for a lump sum cash payment payable to Mr. Labozzetta at, or within five business days after, the Effective Time (the “Cash Settlement”). The Cash Settlement will equal the cash consideration and the cash equivalent of the continued welfare benefits that Mr. Labozzetta would have received under the SB One Employment Agreement in the event of his qualifying termination event following a change in control, such as the Merger. The Cash Settlement is subject to adjustment to result in no portion of any payment or benefit to be made or provided to Mr. Labozzetta being non-deductible and subject to an excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code, respectively. The estimated Cash Settlement, as adjusted and to be further adjusted as necessary pursuant to the foregoing, is $2,400,004.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by references to the Settlement Agreement, which is filed as Exhibit 10.2 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) SB One’s and Provident’s plans, objectives, expectations and intentions and other statements contained in this Current Report on Form 8-K that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of SB One and Provident and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of SB One and Provident. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SB One and Provident may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of SB One may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which SB One and Provident are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in SB One’s and Provident’s markets could adversely affect operations; and (10) an economic slowdown could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in SB One’s and Provident’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available on the SEC’s Internet site (http://www.sec.gov).

SB One and Provident caution that the foregoing list of factors is not exhaustive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SB One or Provident or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. SB One and Provident do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger, Provident will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of SB One and a prospectus of Provident (the “Proxy Statement/Prospectus”), and each of SB One and Provident may file with the SEC other relevant documents concerning the Merger. The definitive Proxy Statement/Prospectus will be mailed to shareholders of SB One. Shareholders and investors are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger carefully and in their entirety when they become available and any other relevant documents filed with the SEC by SB One and Provident, as well as any amendments or supplements to those documents, because they will contain important information about SB One, Provident and the Merger.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about SB One and Provident, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to SB One Bancorp, 95 State Route 17, Paramus, New Jersey 07652, Attention: Corporate Secretary, Telephone: (844) 256-7328 or to Provident Financial Services, Inc., 100 Wood Avenue South, P.O. Box 1001, Iselin, New Jersey 08830, Attention: Corporate Secretary, Telephone: (732) 590-9200, or by accessing SB One’s website at www.sbone.bank under the tab “Investor Relations” and then under the heading “SEC Filings” or by accessing Provident’s website at www.provident.bank under the tab “Investor Relations” and then under the heading “SEC Filings”. The information on SB One’s and Provident’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

SB One, Provident and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of SB One in connection with the Merger. Information about SB One’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 25, 2019, and information about Provident’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits

(a)	Financial statements of businesses acquired. None.

(b)	Pro forma financial information. None.

(c)	Shell company transactions: None.

(d)	Exhibits.

	2.1	Agreement and Plan of Merger, dated March 11, 2020, by and between Provident Financial Services, Inc. and SB One Bancorp*

	10.1	Form of Voting Agreement, dated March 11, 2020, by and between Provident Financial Services, Inc. and certain shareholders of SB One Bancorp

	10.2	Settlement Agreement, dated March 11, 2020, by and among SB One Bancorp, SB One Bank, Provident Financial Services, Inc., Provident Bank and Anthony J. Labozzetta

*   Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SB ONE BANCORP

DATE: March 12, 2020	By:	/s/ Adriano Duarte
Adriano Duarte
Executive Vice President and Chief Financial Officer